EXHIBIT 99.1

North American Construction Group Announces the Appointment of Brad Rogers as President, Chief Executive Officer and Director

ACHESON, Alberta, Sept. 10, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced the appointment of Brad Rogers as the Company’s President and Chief Executive Officer effective December 1, 2026. Mr. Rogers will also join the Company’s board of directors as of the same date. This appointment completes a global search process that took place over several months and involved a rigorous assessment of several highly qualified internal and external candidates, with the invaluable support of a leading executive recruitment firm.

Martin Ferron, Chair of the Board, commented, “Brad is an outstanding executive with extensive experience in the global mining industry on both the owner’s side and contractor’s side, including experience in both the commercial and contractual aspects of complex infrastructure projects and with broad geographical experience in Australia, Asia, South Africa and the Americas. Brad has demonstrated over his many years as a senior executive, including as the CEO of a major Australian private company and an Australian publicly listed company, that he has the necessary leadership and strategic skills required to develop and clearly communicate growth strategies in an asset intensive business. I am confident that he will build strong relationships with our employees, customers, suppliers and investors. We are extremely pleased to have Brad take the helm at NACG and steer us into the most opportunity-rich period I have witnessed in my near-50-year career.”

Mr. Rogers stated, “I am delighted to join NACG at such an exciting time in the Company’s long and proud history. NACG is well positioned, with leading capabilities and significant opportunities across its markets. I am looking forward to working with the talented team at NACG to sustain and valuably grow our business in the coming years.”

Martin Ferron added “On behalf of the Board, I would like to especially thank Barry Palmer for his fantastic efforts as CEO during the search process for his successor. With Barry’s leadership we knew we had the time to conduct an exhaustive search for the right person and that he would leave behind a solid operating base for the new CEO to build upon.”

About Brad Rogers
Brad Rogers is an executive with more than 30 years' experience across mining, mining services, industrial services, engineering, infrastructure development and corporate finance. His career combines operational leadership with deep expertise in corporate strategy, mergers and acquisitions, capital allocation, business development, investor relations and organizational transformation. Since August 2022 he has served as Chief Executive Officer and Managing Director of Jupiter Mines, an ASX-listed mining company and the world's largest listed pure-play manganese producer through its 49.9% interest in the Tshipi manganese mine in South Africa. Before Jupiter he served as Chief Executive Officer and Managing Director of Bis Industries Limited, a leading provider of production services to the mining and industrial sectors across Australia and Indonesia. He originally joined Bis in 2008 as General Manager of Commercial, subsequently assuming more senior roles of Director of Corporate Development and Chief Financial Officer before being appointed CEO and Managing director in 2015. Mr. Rogers is a Chartered Accountant and holds a Bachelor of Commerce degree from Curtin University, Western Australia and a Post Graduate Diploma in Applied Finance from the Securities Institute of Australia.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171 IR@nacg.ca www.nacg.ca